PE 11/8/2016



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



16004943

Received SEC
NOV 16 2016
Washington, DC 20549

NO ACT

November 16, 2016

Stephen Burns
Cravath, Swaine & Moore LLP
sburns@cravath.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 11-16-16

Re: International Business Machines Corporation
Incoming letter dated November 8, 2016

Dear Mr. Burns:

This is in response to your letter dated November 8, 2016 concerning the shareholder proposal submitted to IBM by Joseph Boaz Tadjer. We also have received a letter from the proponent dated November 11, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Joseph Boaz Tadjer

*** FISMA & OMB Memorandum M-07-16 ***

November 16, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: International Business Machines Corporation
Incoming letter dated November 8, 2016

The proposal requests the resignation of the company's current chief executive officer.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations. In this regard, we note that the proposal relates to the termination, hiring or promotion of employees. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOSEPH BOAZ TADJER

*** FISMA & OMB Memorandum M-07-16 ***

November 11,2016

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

VIA E-MAIL TO shareholderproposals@sec.gov AND FEDERAL EXPRESS

Subject: International Business Machines Corporation
Shareholder Proposal of Joseph Boaz Tadjer Submitted on 9-12-16.

Dear Sirs:

I have received correspondence from Stephen Burns of Cravath, Swaine and Moore, IBM's representative, to the SEC, seeking to exclude my shareholder proposal from the proxy ballot to be voted on at IBM's April 2017 annual meeting. In defense of my position, I raise the following objections. Please bear in mind that I am not a lawyer and am not represented by counsel in this matter.

A. My proposal is not binding, and therefore does not suffer the defect claimed as the basis for its exclusion under Rule 14a-8(i)(7).

I have deliberately made my proposal nonbinding. It is of no legal force, its sole purpose being to assess the sentiment of the shareholders regarding CEO Rometty's tenure. Even if voted favorably by a majority of shareholders' shares, it does not oblige the Company to do anything. Therefore it cannot be construed as direct intervention in the conduct of the Company's ordinary business, any more than any other public statement or expression of opinion regarding any aspect of the Company's business could be so construed. The fact is, Company management are daily bombarded with statements and opinions on every imaginable subject connected with the Company, some of which are not to their liking. They **do not like it**, but that is not in and of itself grounds for its exclusion.

B. It is important to gauge the sentiment of the shareholders from tome to time.

On matters of fundamental importance to the Company, it is desirable to gauge the sentiment of the shareholders (though by no means at every juncture, nor on every subject). Leadership of the Company is a matter of fundamental importance. IBM has seen a long period of lackluster performance under CEO Rometty, and it is both reasonable and fair to ask the shareholders if they want a change.

C. The leadership transition contemplated by my proposal need not be disruptive, if given enough time.

My proposal respects IBM's longstanding tradition of orderly leadership transitions. Quite apart from the fact that it is not legally binding, it also sets no specific time limit for Mrs. Rometty's departure, calling instead for it to be "as soon as is practical and convenient", which accords management wide latitude. It also contemplates Mrs. Rometty staying on a chairman of the board for a time after the successor CEO is seated, in keeping with IBM's usual practice (although, obviously, she could not be compelled to do so). In other words, a favorable vote on my proposal permits the Company to effectuate the transition in exactly the manner of the Gerstner and Palmisano transitions, if they so chose. This gives the lie to IBM counsel's contention that "yes" on my proposal would necessarily be disruptive of the Company's operation.

In light of the foregoing, I urge SEC Staff to reject IBM Counsel's argument and recommend inclusion of my shareholder proposal of 9-12-16 in IBM's 2017 proxy materials.

Sincerely,

Joseph Boaz Tadjer

Copies to: Stuart S. Moskowitz via e-mail to smoskowi@us.ibm.com and Federal Express
Stephen Burns via e-mail to sburns@cravath.com and Federal Express 3-Day

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: +1-212-474-1000
FACSIMILE: +1-212-474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: +44-20-7453-1000
FACSIMILE: +44-20-7860-1150

November 8, 2016

<u>International Business Machines Corporation</u>
<u>Shareholder Proposal of Joseph Boaz Tadjer</u>
<u>Securities Exchange Act of 1934—Rule 14a-8</u>

Ladies and Gentlemen:

I am writing on behalf of our client, International Business Machines Corporation, a New York corporation (the "Company" or "IBM"), in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended. The Company is seeking to exclude a shareholder proposal (the "Proposal") submitted by Joseph Boaz Tadjer (the "Proponent"), from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials"). For the reasons set forth below, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2017 proxy materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j) and in accordance with *Staff Legal Bulletin 14D (Nov. 7, 2008)* ("SLB 14D"), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 proxy materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent by FedEx as notice of the Company's intent to exclude the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company and to Stuart Moskowitz, Senior Counsel of the Company.

THE PROPOSAL

The Proponent requests that the following matter be submitted to a vote of the shareholders at IBM's next Annual Meeting of Shareholders:

"I propose, in the form of a nonbinding resolution, that Virginia Rometty resign her position as chief executive officer of the Company as soon as is practical and convenient. Under my proposal, Mrs. Rometty's status as a member and chairman of the Board of Directors would not be affected."

A copy of the Proposal and the related correspondence is set forth in Exhibit A.

BASIS FOR EXCLUSION

On behalf of the Company, we respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2017 proxy materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

ANALYSIS

I. The Company may properly exclude the Proposal under Rule 14a-8(i)(7) because it relates to ordinary business operations.

A. Background

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if such proposal deals with a matter relating to the company's ordinary business operations. In the Commission's release accompanying the 1998 amendments to Rule 14a-8, the Commission stated that the general policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018 (May 21, 1998)* (the "1998 Release").

In the 1998 Release, the Commission stated that certain tasks are "so fundamental to management's ability to run a Company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the ***management of the***

workforce, such as the hiring, promotion and ***termination of employees***, decisions on production quality and quantity, and the retention of supplies". *Id.* (emphasis added)

B. The Proposal seeks to remove the Company's Chief Executive Officer, and may be omitted because it relates to employment policies and practices, and therefore relates to ordinary business operations.

Because the Proposal seeks to direct the removal of the Chief Executive Officer, it relates to the conduct of the ordinary business operations of the Company and may properly be omitted from the 2017 proxy materials under Rule 14a-8(i)(7). As senior management is largely responsible for directing, coordinating and supervising the business operations of the Company, the resignation and replacement of the Chief Executive Officer would be highly disruptive to the Company's ordinary course business operations. The decision to remove the Chief Executive Officer is within the exclusive purview of the Board of Directors. If the Proposal were implemented, the Company would have difficulties recruiting and retaining superior senior management, as their job security would be perceived to be subject to the "micro-managing" of shareholders. Accordingly, implementation of the Proposal would impair the ability of the Company to conduct its ordinary business operations, and as such, is precisely the type of proposal that Rule 14a-8(i)(7) is intended to exclude.

The Staff has consistently made clear that Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal to terminate or dismiss executive officers, as such a proposal would have an immediate and significant impact on ordinary business operations of the company. *See CVS Health Corporation* (January 15, 2016). In *CVS Health Corporation,* the Company sought to exclude a shareholder proposal requesting its board to "to immediately terminate the employment agreements of [certain officers]". The Staff concurred stating "CVS Health may exclude the proposal under Rule 14a-(8)(i)(7), as relating to [its] ordinary business operations", while noting the proposal's relation to termination, hiring or promotion of employees. *Id.*

The SEC came to the same conclusion in a very similar proposal to the Proposal, in *Merrill Lynch & Co., Inc.* (February 8, 2002). The proposal in *Merrill Lynch & Co., Inc.* was a "request that the current CEO resign...". "The SEC found that "There appears to be some basis for your view that Merrill Lynch may exclude the proposal under rule 14a-8(i)(7), as relating to Merrill Lynch's ordinary business operations (i.e., the termination, hiring, or promotion of employees)." *Id.*

Additionally, the Staff has held the long standing position that proposals relating to the qualifications and employment of officers are excludable pursuant to Rule 14a-8(i)(7). *See Spartan Motors, Inc.* (March 13, 2001) (proposal requesting that directors immediately remove corporation's chief executive officer was excludable); *Wisconsin Energy Corporation* (Jan. 30, 2001) (proposal requesting that directors seek the resignation of the chief executive officer and president of the corporation was excludable); *Continental Illinois Corp.* (February 24, 1983) (stating the Staff would not recommend action for omission of a proposal calling for the termination of a bank's chairman of the board and the president); *Philadelphia Electric Corporation* (January 29, 1988) (proposal requesting the termination of certain senior executives for alleged incompetency was excludable, "since it appears to deal with a matter relating to the conduct of the corporation's business operations (i.e., the decision to dismiss executive officers)); and *Simplicity*

Pattern (March 21, 1980) (the Staff concurred with the corporation's view that a proposal could properly be excluded on the grounds that the "decision to continue the employment of or discharge of certain employees of the corporation relates to the ordinary business operations of the corporation.").

Determinations regarding the evaluation and termination of senior management are quintessential parts of the Company's ordinary business operations and, accordingly, the Proposal may properly be omitted from the 2017 proxy materials pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based on the foregoing analysis, the Company hereby respectfully requests confirmation that the Staff will not recommend enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2017 proxy materials. If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that IBM may omit the Proposal from its 2017 proxy materials, please contact me at (212) 474-1146. I would appreciate your sending any written response via email to me at sburns@cravath.com as well as to IBM, attention to Stuart S. Moskowitz, Senior Counsel, at smoskowi@us.ibm.com.

We are sending the Proponent a copy of this submission. Rule 14a-8(k) provides that a shareholder proponent is required to send a company a copy of any correspondence that the Proponent elects to submit to the Commission or the Staff. As such, the Proponent is respectfully reminded that if it elects to submit additional correspondence to the Staff with respect to this matter, a copy of that correspondence should concurrently be furnished directly to my attention and to the attention of Stuart Moskowitz, Senior Counsel of the Company at the address set forth below, in accordance with Rule 14a-8(k).

Sincerely,



Stephen Burns

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copy w/encls. to:

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
One New Orchard Road, Mail Stop 301
Armonk, NY 10504

VIA EMAIL: smoskowi@us.ibm.com

Joseph Boaz Tadjer

*** FISMA & OMB Memorandum M-07-16 ***

VIA FEDERAL EXPRESS

Exhibit A

Proposal and Related Correspondence

[see attached]

JOSEPH BOAZ TADJER

*** FISMA & OMB Memorandum M-07-16 ***

September 12, 2016

International Business Machines Corporation
One New Orchard Road
Armonk, New York 10504
Attention: Patricia Murphy, V.P. of Investor Relations

To Whom It May Concern:

I am the owner (in 3 brokerage accounts, in aggregate) of 5,866 shares of IBM common stock (symbol: IBM). I wish to place a shareholder proposal on the proxy ballot for the proxy election to be held at the April 2017 annual meeting. The text of my proposal is:

> "I propose, in the form of a nonbonding resolution, that Virginia Rometty resign her position as chief executive officer of the Company as soon as is practical and convenient. Under my proposal, Mrs. Rometty's status as member and chairman of the Board of Directors would not be affected."

Please confirm receipt of this letter and advise me what additional steps are necessary to put my proposal before the shareholders, or if in fact this letter is sufficient. Please respond to my address above.

My IBM shares are held "in Street name" in the following brokerage accounts: Muriel Siebert and Co., Inc. *** FISMA & OMB Memorandum M-07-16 *** (4,356 shares); Siebert *** FISMA & OMB Memorandum M-07-16 *** (290 shares), and TD Ameritrade *** FISMA & OMB Memorandum M-07-16 *** (1,220 shares). I have enclosed recent original account statements for your convenience, on the assumption that some such verification is necessary. I will be pleased to comply with any further requirements you have for the verification of my IBM stock holdings. Just let me know at my address above.

I thank you in advance for your help with this matter.

Sincerely,



Joseph Boaz Tadjer
copy to: Stuart S. Moskowitz, Senior Counsel (Corporate Law Department)
(Brokerage statements in Patricia Murphy package only.)



IBM Law Department

Office of the Secretary
One New Orchard Road, Mall Stop 301
Armonk, NY 10504
September 19, 2016

VIA UPS Express Mail

Mr. Joseph B. Tadjer

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Tadjer:

I have been asked by Ms. Christina Montgomery, Vice President, Assistant General Counsel and Secretary of IBM, to write to you in order to acknowledge receipt of your submission on September 15, 2016 by Patricia Murphy, VP of Investor Relations -- such submission consisting of: (1) your letter dated September 12, 2016 containing a proposal seeking for stockholders to vote on having Virginia Rometty resign her position as chief executive officer of IBM while retaining her board seat, and (2) three separate brokerage statements, each covering the period August 1 to August 31, 2016, showing your IBM stockholdings in accounts with Muriel Siebert & Co. Inc. (hereinafter "Siebert"; and TD Ameritrade (hereinafter "TD"). Since your submission involves a matter relating to IBM's 2017 proxy statement, we are sending you this letter under the federal proxy rules to ensure that you fully understand and timely satisfy all requirements in connection with your submission, as outlined below.

Please understand first that in order to be eligible to submit a proposal for consideration at our 2017 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted, and must continue to hold the requisite amount of those securities through the date of the annual meeting.

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. In this connection, please understand that there are two types of security holders in the United States -- registered owners and beneficial owners. Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement. The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" or "street" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.

In your September 12 letter, (1) you noted that your IBM shares are held in street name; (2) you attached the three brokerage statements referenced above -- two from Siebert and one from TD; and (3) you stated your willingness to comply with any further requirements for the verification of your IBM stockholdings. Inasmuch as your initial submission of the three brokerage statements only provides us with snapshot information covering the month of August

2016, it does not meet SEC requirements. We are therefore describing for you the information you will need to provide to us in order to timely satisfy the SEC's procedural requirements for the submission of a stockholder proposal.

In accordance with the SEC Division of Corporation Finance Staff Legal Bulletin 14G (October 16, 2012), we consider the submission date of your proposal to be September 12, 2016, since this is the date you shipped your September 12, 2016 letter through FEDEX by "Express Saver" mail to us. This SEC staff bulletin is available for your review on the SEC's website at: https://www.sec.gov/interps/legal/cfslb14g.htm . I encourage you to review this staff bulletin. The staff bulletin should also help you facilitate compliance with Rule 14a-8 by properly confirming your eligibility thereunder to us, as required under the SEC's rules and regulations. In this connection, I wish to make clear that even though you stated you hold IBM shares in "street name," I also checked our own stock records. Since you do not appear to hold any additional shares of IBM as a registered stockholder, please understand that as a "street holder," the company does not know and cannot verify your stock ownership and eligibility to submit a proposal under Rule 14a-8. With this being the case, as a holder of shares in "street name," you must prove your eligibility to the company in one of two ways: The first way is to submit to the company written statements from the "record" holder of your securities (usually a broker or bank) verifying that on September 12, 2016 you continuously held the requisite securities for at least one year. You must also include your own written statement that you will continue to hold the requisite securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

In this connection, on October 18, 2011, the staff of the Division of Corporation Finance released Staff Legal Bulletin 14F, containing a detailed discussion of the meaning of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal. That bulletin is available for your review on the SEC's website at: https://www.sec.gov/interps/legal/cfslb14f.htm . In SLB 14F, the staff explained that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC. The staff went on to note that DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant -- such as an individual investor -- owns a pro rata interest in the shares in which the DTC participant has a pro rata interest.

The staff then went on to explain that the names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. Pointing to Exchange Act Rule 17Ad-8, the staff noted that a company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.

The staff also explained the difference between an introducing broker and a clearing broker. An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities. Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not.

In clarifying what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i), the staff noted that because of the transparency of DTC participants' positions in a company's securities, for Rule 14a-8(b)(2)(i) purposes, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, merely sending in a letter from an introducing broker who is not a DTC participant, standing alone, cannot satisfy the proof of beneficial ownership requirements under Rule 14a-8, as unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions of such introducing broker against its own or its transfer agent's records or against DTC's securities position listing.

Given the foregoing, and with this information in hand, for your shares of IBM that are held in street name, the staff has provided specific guidance which you will need to follow in order to satisfy the 14a-8 proof of ownership requirements in connection with your submission. That guidance provides as follows:

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank. The staff has also clarified that in accordance with the Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.(iii), if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. The clearing broker will generally be a DTC participant.

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

With this information in hand, I am now renewing my formal request that you timely furnish me with all of the information required by the SEC and requested in this letter, in order to properly prove your stock ownership and your eligibility to submit a stockholder proposal under Rule 14a-8. Please note that all of the information requested in this letter must be sent directly to my attention at the address set forth above within 14 calendar days of the date you receive this letter request, and that the Company reserves the right to omit your proposal under applicable provisions of Regulation 14A

Thank you for your continuing interest in IBM and this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

cc: Patricia Murphy, VP of Investor Relations

JOSEPH BOAZ TADJER

*** FISMA & OMB Memorandum M-07-16 ***

September 27, 2016

IBM Law Department
Office of the Secretary
One New Orchard Road, Mail Stop 301
Armonk, New York 10504

Attention: Stuart S. Moskowitz, Senior Counsel

Re: Shareholder Proposal for Proxy Ballot
(Submission Date 9-12-16)

To Whom It May Concern:

I am sending this letter together together with its enclosures to IBM Law Department, Office of the Secretary, to the attention of Stuart S. Moskowitz, because I was instructed to do so by Mr Moskowitz.

First of all, can we agree that my ownership of 1,220 shares of IBM common stock held at TD Ameritrade is by itself sufficient to qualify my proposal for the proxy ballot, and that proof of ownership of the shares at Muriel Siebert and Co can be dispensed with? I ask this because Ameritrade is a clearing broker and DTC participant, while Siebert is not. It was an easy matter to obtain the required proof from Ameritrade, but, although Ron Smith at Siebert is working on it, nobody at Siebert has done this before, and their participating clearing agent, National Financial Services LLC, does not have contact with the public, in consequence of which I do not expect to have the required 2 statements from them in time for your 14-day deadline.

I would also like to take this opportunity to correct a typographical error in my letter of September 12. The resolution I propose is to be nonbinding, not "nonbonding". Corrected, the text of my proposal is:

> "I propose, in the form of a nonbinding resolution, that Virginia Rometty resign her position as chief executive officer of the Company as soon as is practical and convenient. Under my proposal, Mrs. Rometty's status as member and chairman of the Board of Directors would not be affected."

I have enclosed a letter furnished to me by TD Ameritrade attesting to my continuous ownership of 1,220 shares of IBM stock since I increased my position in August 2015, as well as details of Ameritrade's participation in the Depository Trust Company. I have also enclosed my own statement of intent to hold all my IBM shares through the date of the next IBM annual meeting,

Y.F.

as Mr. Moskowitz has requested. Although the Ameritrade letter does not specify "one year" of continuous ownership in so many words, it is obvious from the context, and is substantially equivalent. I believe that it is satisfactory..

Sincerely,



Joseph Boaz Tadjer

enclosures

September 27, 2016

To: International Business Machines Corporation
From: Joseph Boaz Tadjer, Shareholder, Proponent of Shareholder Proposal for Proxy Ballot

SHAREHOLDER'S BINDING STATEMENT OF INTENT TO HOLD SHARES THROUGH DATE OF ANNUAL MEETING

I intend and pledge to hold the 1,220 shares of IBM common stock (symbol:IBM) on account in Street name at TD Ameritrade, without selling any, at least until the date of the next annual meeting of IBM shareholders, whenever that may be, but which I expect to take place at the end of April 2017 I intend to hold the 4,646 shares of IBM stock on account at Muriel Siebert and Co. (in 2 accounts), without selling any, at least until the next IBM annual meeting. I do not own any other IBM shares, either directly or indirectly. I have no short position in IBM stock, either directly or indirectly, and I do not intend to enter into any short position in IBM stock, neither directly nor indirectly, at any time before the next IBM annual meeting. I have no options exposure to IBM stock at this time. I do not intend, at any time before the next IBM annual meeting, to enter into any options contract (namely, the writing of call options), that, if it became exercisable, would cause any of my IBM holdings to be "called away."

In summary, I pledge to take no action that decreases my long position in IBM common stock at any time before the next IBM annual meeting. I consider this statement to be binding upon me.



JOSEPH BOAZ TADJER
Shareholder



09/21/2016

Joseph Tadjer

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Acc*** FISMA & OMB Memorandum M-07-16 ***

Dear Joseph Tadjer,

Thank you for allowing me to assist you today. As you requested, we are generating this letter to confirm that we currently hold 1,220 shares of IBM, in street name, in your account *** FISMA & OMB Memorandum M-07-16 *** You have owned 1,220 shares continuously since your last purchase of 200 IBM shares on August 24, 2015 through the close of business on September 21, 2016. Additionally, TD Ameritrade is a DTC participant (DTC #0188) and clears through the DTC program.

Also in relation to your inquiry, TD Ameritrade Clearing, Inc. is a subsidiary of TD Ameritrade and is in place to handle confirmations, settlement and the delivery of transactions between the market and our clients in an efficient manner. We sincerely hope that this satisfies your request and that TD Ameritrade has and will continue to provide you with excellent service.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Cole Ingram
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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